5450 W Sahara Ave.

Suite 300A

Las Vegas, NV 89146

702 900 7022 phone Web Cytta.com

September 7, 2021

Attn: Priscilla Dao; Jeff Kauten; Kathryn Jacobson & Robert Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Cytta Corp. Registration Statement on Form S-1 Filed June 28, 2021 File No. 333-257458

Ladies and Gentlemen:

Cytta Corp. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 26, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

Please revise the heading of this risk factor to clarify that three customers account for the majority of your revenues. Also, identify these customers and disclose the material terms of your agreements with these customers, including the term and termination provisions.

Response: We have revised the registration statement as instructed. Please note that in connection with the purchase orders referenced in the revised risk factor disclosure, the purchase orders did not create a binding obligation for Cytta to perform, and the only material terms therein were product and pricing terms which the Company considers valuable trade secret information, which the customers likely do not want to be disclosed publicly, and for which the Company would seek confidential treatment if necessary.

2.

Please disclose the range of high and low bid information for each full quarterly period within the two most recent fiscal years and the six months ended March 31, 2021. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Response: We have revised the registration statement as instructed.

3.	Please explain why cost of goods sold was 0% during the six months ended March 31, 2020. In this regard, we note that cost of goods sold was 49.6% for the 12 months ended September 30, 2020.

Response: We have revised the registration statement to include the requested explanation.

4.	Refer to your Statements of Operations on page F-15. Please provide a breakdown of expenses which total $855,737 included in "General and Administrative Expenses- Other."

Response: We have revised the registration statement to include the requested expense breakdown.

5.

Your disclosure that you raised an additional $322,500 from the sale of 645,000 shares of Series E Preferred Stock at $0.05 per share is inconsistent with your disclosure elsewhere in the prospectus that you sold 6,450,000 shares of Series E Preferred Stock at $0.05 per share. Please revise or advise.

Response: We have revised to reconcile the discrepancy.

6.	Please clarify whether FEMA is an existing customer of the Company or explain how it contributes materially to your business.

Response: We have revised the registration statement as instructed.

7.	Please disclose the source for the list of firms seeking to enter the ISR technologies market.

Response: We have revised the registration statement as instructed.

8.

Please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. Campbell and Stephansen should serve as directors. Refer to Item 401(e)(1) of Regulation S-K. Also, disclose the period during which Mr. Collins has served as an executive officer and his business experience during the past five years. Refer to Item 401 of Regulation S-K.

Response: We have revised the registration statement as instructed.

9.

We note your statement that no officers or directors have been involved in certain legal proceedings during the past five years. Please disclose whether any officers or directors have been involved in such legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

Response: We have revised the registration statement as instructed.

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10.

Please disclose the agreement with a related party referred to in the risk factor on page 10 and file this agreement as an exhibit to your registration statement. Refer to Items 404(d) and 601(b)(10)(ii)(A) of Regulation S-K.

Response: Such reference to a related party agreement was a typographical error, and we have revised the registration statement to remove the reference.

11.	Please state the relief sought by Plaintiff. Please refer to Item 103(a) of Regulation S-K.

Response: We have revised the registration statement as instructed.

12.

You disclose here and in the undertakings section that your certificate of incorporation limits the liability of your directors and officers to the maximum extent permitted by Utah law. Please tell us why you refer to Utah law when it appears that the Company is incorporated in the State of Nevada.

Response: We have revised the registration statement to remove the references Utah law.

13.	Please disclose the issuance of 2,750,000 shares of restricted common stock to consultants on May 17, 2021 described on page F-24.

Response: We have revised the registration statement as instructed.

14.

Please disclose each capacity in which Mr. Campbell is signing the registration statement and clarify whether he is also signing the registration statement as the principal accounting officer. Refer to the signatures section of Form S-1.

Response: We have revised the registration statement as instructed.

15.	Please separately present in the Statements of Operations revenues from related parties for all periods presented.

Response: We had no revenues from related parties during any of the periods presented.

16.	Please discuss your vulnerability due to certain customer concentrations. We note on page 10 that three customers, including a related party, accounted for your total revenues as of March 31, 2021.

Response: We have revised Note 3 to our financial statements as instructed.

17.

Please disclose the terms of the underlying agreement for the technology that you acquired from your CTO. Make clear how you accounted for its cost in the financial statements. We note that you issued 20 million shares valued at $.025 per share for such technology as disclosed hereunder and on page 48, and 9 million shares on January 2, 2019 (page 45). Also refer to Exhibit 10.5 Memorandum of Addendum to Technology Access Agreement in connection with your response.

Response: We have revised the registration statement as instructed.

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither we, nor any third parties authorized to do so on our behalf, have provided any “testing-the-waters” or other written communications to any potential investors since at least thirty (30) days prior to original filing of the registration statement.

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Thank you for your assistance and review.

Sincerely,

Cytta Corp.

/s/ Gary Campbell

Gary Campbell

Chief Executive Officer

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